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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                                 LEARONAL, INC.
     ---------------------------------------------------------------
                           (NAME OF SUBJECT COMPANY)

                                 LEARONAL, INC.
     ---------------------------------------------------------------
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
     ---------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    52201610
     ---------------------------------------------------------------
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                                RONALD F. OSTROW
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                 LEARONAL, INC.
                               272 BUFFALO AVENUE
                            FREEPORT, NEW YORK 11520
                                 (212) 868-8800
     ---------------------------------------------------------------
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                       ON BEHALF OF THE PERSON(S) FILING)

                                WITH A COPY TO:

                        ROBERT F. QUAINTANCE, JR., ESQ.
                              DEBEVOISE & PLIMPTON
                                875 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 909-6000

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ITEM 1. SECURITY AND SUBJECT COMPANY

  The name of the subject company is LeaRonal, Inc., a New York corporation ("LeaRonal" or the "Company"). The address of the principal executive offices of the Company is 272 Buffalo Avenue, Freeport, New York 11520. The title of the class of equity securities to which this Statement relates is the common stock, par value $1.00 per share (the "Shares"), of the Company.

ITEM 2. TENDER OFFER OF THE BIDDER

  This Statement relates to the tender offer by Rohm and Haas Company, a Delaware corporation ("Parent"), and Lightning Acquisition Corp., a New York corporation and a wholly owned subsidiary of Parent ("Purchaser" and, together with Parent, the "Bidder"), disclosed in a Tender Offer Statement on
Schedule 14D-1 filed with the Securities and Exchange Commission on December 23, 1998 (as the same may be amended from time to time, the "Schedule 14D-1"), to purchase all of the outstanding Shares at a price of $34.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 23, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (which collectively constitute the "Offer").

  The Offer is being made by the Bidder pursuant to an Agreement and Plan of Merger, dated as of December 20, 1998, among Parent, Purchaser and the Company (the "Merger Agreement"). The Offer is subject to the conditions set forth in the Merger Agreement, including the condition that the number of Shares validly tendered and not withdrawn prior to the expiration date of the Offer together with all Shares owned by Parent and its subsidiaries shall not be less than two-thirds of the Shares then outstanding, calculated on a fully diluted basis (the "Minimum Condition"). The Bidder may waive any of the conditions of the Offer in its sole discretion, except that it may not waive the Minimum Condition without the prior written consent of LeaRonal; provided, that Purchaser may reduce the Minimum Condition to an amount of Shares which is not less than a majority of the fully diluted Shares under the circumstances described in Section 1 of the Offer to Purchase.

  Pursuant to the Merger Agreement, following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will merge with and into LeaRonal (the "Merger"), with LeaRonal as the surviving corporation (the "Surviving Corporation"). Upon effectiveness of the Merger, each Share (other than Shares purchased in the Offer or otherwise owned by Purchaser or by the Company or any of its subsidiaries) will be converted into the right to receive $34.00 per Share in cash (the "Merger Consideration"). The terms of the Merger Agreement, a copy of which is filed as Exhibit 3 hereto and is incorporated herein by reference, are summarized below under Item 3(b)(2)(ii) of this Schedule 14D-9.


  Parent and Purchaser have also entered into a Tender and Option Agreement, dated as of December 20, 1998 (the "Tender and Option Agreement"), with certain stockholders of the Company (the "Certain Stockholders") together owning approximately 29% of the outstanding Shares, pursuant to which such stockholders have agreed to tender their Shares into the Offer and have granted to Parent an irrevocable option to purchase such Shares upon the terms and subject to the conditions set forth therein. The terms of the Tender and Option Agreement, a copy of which is filed as Exhibit 4 hereto and is incorporated herein by reference, are summarized below under Item 3(b)(2)(iii) of this Schedule 14D-9.

  All information contained in this Schedule 14D-9 or incorporated herein by reference concerning Parent, Purchaser or their affiliates, or actions or events with respect to any of them, was provided by Parent, and the Company takes no responsibility for the accuracy or completeness of such information or for any failure by such entities to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

  According to the Schedule 14D-1, the address of the principal executive offices of Parent is 100 Independence Mall West, Philadelphia, Pennsylvania 19106, and of Purchaser is Rodney Building, Suite 104, 3411 Silverside Road, Wilmington, Delaware 19810.


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ITEM 3. IDENTITY AND BACKGROUND

  (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above, which information is incorporated herein by reference.

  (b) (1) Consummation of the transactions contemplated by the Merger Agreement and related documents will have certain effects under certain compensation and incentive plans and arrangements in which officers and directors of the Company are participants, as summarized below.

  Except as otherwise expressly provided below, all LeaRonal stock options ("Options") outstanding at the effective time of the Merger (the "Effective Time"), regardless of whether then exercisable, shall be canceled in exchange for a cash payment equal to the excess of the price per share paid in the Offer or the Merger, as the case may be, over the per share exercise price of the underlying Option shares. Such payment will generally be made as of the Effective Time, except that with respect to certain officers of the Company, including each of the persons named in the Summary Compensation Table below, Purchaser may request that such payments be made on the 78th day following the Effective Time. If payments with respect to outstanding Options are made on a delayed basis, the amount payable shall be increased by multiplying such number by 1.018. Notwithstanding the foregoing, if Purchaser and an optionee agree, some or all of the Options held by the optionee will be exchanged for options with respect to the common stock of Purchaser.

  (b) (2) The following describes material contracts, agreements, arrangements or understandings or actual or potential conflicts of interest between the Company or its affiliates and Parent and/or Purchaser and their respective executive officers, directors or affiliates:

  (i) Employment Agreements. In connection with the negotiation of the Merger Agreement, Parent requested that certain executives of the Company amend their existing employment agreements, including elimination of certain benefits potentially available to such executives as a result of a "change of control" such as the Offer or the Merger, and an extension of the terms of such employment agreements. On December 20, 1998, the Board of Directors of the Company approved amended and restated employment agreements (each, an "Amended Employment Agreement" and together, the "Amended Employment Agreements") between the Company and the following executives of the Company: Ronald F. Ostrow, President and Chief Executive Officer; Richard Kessler, Executive Vice President and Chief Operating Officer; Donald Thomson, Vice President-- Technology and Secretary; David Rosenthal, Vice President--Finance and Treasurer; James Martin, Vice President and Director, Research & Quality; David Schram, Vice President and Director of Marketing; Carl Fiore, Assistant Treasurer; Michael Toben, Assistant Vice President--Research; and Tzoong-Chyn Lee, Director, Imaging Chemicals and Assistant to the President for Far East Operations (together, the "Executives"). Except to the extent of differences in base salary, position and other specified aspects of compensation, the Amended Employment Agreements are substantially identical. A form of Amended Employment Agreement is filed as Exhibit 5 hereto and is incorporated herein by reference.

  The Amended Employment Agreements provide that each of the Executives shall be employed by the Company for a period ending on the third anniversary of the Effective Time. These agreements will continue in effect each Executive's current level of base salary, provide the Executive with an annual bonus opportunity consistent with past practices, continue executive perquisites at the same level and amount currently in effect and provide the Executive with employee benefits which are, in the aggregate, at least comparable in value to those currently provided to the Executive. In addition, in order to

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encourage the Executives to remain in the Company's employ and to provide them fair compensation for their services following the Merger, each of the Executives will receive a special one-time non-recurring retention bonus equal to 60% of his annual base salary if he remains in the Company's employ through the first anniversary of the Effective Time.

  In the event that an Executive's employment is terminated by the Executive other than for Cause (as defined in the Amended Employment Agreement) or by the Executive for Good Reason (as defined in the Amended Employment Agreement), the Executive shall receive the compensation and benefits that would have been payable to him over the remainder of the term of the Amended Employment Agreement and, if such termination occurs prior to the first anniversary of the Effective Time, a pro-rata portion of the retention bonus described above.

  The foregoing is a summary of certain provisions of the Amended Employment Agreements and is qualified in its entirety by reference to Exhibit 5 hereto.

  (ii) Merger Agreement. The following is a summary of certain provisions of the Merger Agreement, a copy of which is filed as Exhibit 3 hereto and is incorporated herein by reference. Such summary is not intended to be complete and is qualified in its entirety by reference to the text of the Merger Agreement. Capitalized terms not otherwise defined below shall have the meanings set forth in the Merger Agreement.

  The Offer. The Merger Agreement provides that Purchaser will commence the Offer and that upon the terms and subject to prior satisfaction or waiver (to the extent permitted to be waived) of the conditions of the Offer (which are set forth in Section 15 of the Offer to Purchase), Purchaser will purchase all Shares validly tendered pursuant to the Offer. The Merger Agreement provides that Purchaser has the right, in its sole discretion, to modify and make certain changes to the terms and conditions of the Offer as described in
Section 1 of the Offer to Purchase.

  The Company's Board of Directors. The Merger Agreement provides that immediately upon the acceptance for payment of and payment for any Shares by Purchaser or any of its affiliates pursuant to the Offer, Purchaser will be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company (the "Company Board") as will give Purchaser, subject to compliance with Section 14(f) of the Exchange Act, representation on the Company Board equal to the product of (i) the total number of directors on the Company Board (giving effect to the increase in the size of the Company Board pursuant to this paragraph) and (ii) the percentage that the number of votes represented by Shares beneficially owned by Purchaser and its affiliates (including Shares so accepted for payment and purchased) bears to the number of votes represented by Shares then outstanding. In furtherance thereof, concurrently with such acceptance for payment and payment for such Shares the Company will, upon request of Parent and compliance with
Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, use its best efforts promptly either to increase the size of the Company Board or to secure the resignations of such number of its incumbent directors, or both, as is necessary to enable such designees of Parent to be so elected or appointed to the Company Board, and the Company will take all actions available to the Company to cause such designees of Parent to be so elected or appointed. The Merger Agreement provides that at such time, the Company will, if requested by Parent, also use its reasonable best efforts to cause persons designated by Parent to constitute at least the same percentage (rounded up to the next whole number) as is on the Company Board of (i) each committee of the Company Board, (ii) each board of directors (or similar body) of each subsidiary of the Company and (iii) each committee (or similar body) of each such board. Notwithstanding the foregoing, the Company will use its reasonable best efforts to ensure that, in the event that Purchaser's designees are elected to the Company Board, the Company Board will have, at all times prior to the Effective Time, at least three directors who are directors on the date of the Merger Agreement and who are not officers of the Company, Parent or any of their respective subsidiaries (the "Independent Directors"); and provided further, that, in such event,

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if the number of Independent Directors shall be reduced below three for any reason whatsoever any remaining Independent Directors (or Independent Director, if there shall be only one remaining) may designate persons to fill such vacancies who will be deemed to be Independent Directors for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors may designate three persons to fill such vacancies who will not be officers or affiliates of the Company, Parent or any of their respective subsidiaries, and such persons will be deemed to be Independent Directors for purposes of the Merger Agreement. Subject to applicable law, the Company will promptly take all action requested by Parent necessary to effect any such election, including mailing to its shareholders the information required by
Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder (or, at Parent's request, furnishing such information to Parent for inclusion in the offer documents initially filed with the Commission and distributed to the stockholders of the Company) as is necessary to enable Parent's designees to be elected to the Company Board. From and after the time, if any, that Parent's designees constitute a majority of the Company Board, any amendment of the Merger Agreement, any termination of the Merger Agreement by the Company, any extension of time for performance of any of the obligations of Parent or Purchaser thereunder, any waiver of any condition to the Company's obligations thereunder or any of the Company's rights thereunder or other action by the Company thereunder may be effected only by the action of a majority of the Independent Directors of the Company, which action will be deemed to constitute the action of any committee specifically designated by the Company Board to approve the actions contemplated thereby and the full Company Board; provided, that, if there shall be no Independent Directors, such actions may be effected by majority vote of the entire Company Board, except that no such action will amend the terms of the Merger Agreement or modify the terms of the Offer or the Merger in a manner materially adverse to the holders of Shares.

  The Merger. Pursuant to the Merger Agreement and the New York Business Corporation Law (the "NYBCL"), as promptly as practicable after the completion of the Offer and satisfaction or waiver, if permissible, of all conditions, including the purchase of Shares pursuant to the Offer and the approval and adoption of the Merger Agreement by the stockholders of the Company (if required by applicable law), Purchaser will be merged with and into the Company and the Company will be the Surviving Corporation and a wholly owned subsidiary of Parent. At the Effective Time, each Share then outstanding, other than Shares held by (i) the Company or any of its subsidiaries, (ii) Parent or any of its subsidiaries, including Purchaser and (iii) stockholders who properly perfect their dissenters' rights under the NYBCL, will be converted into the right to receive the Merger Consideration, without interest. Purchaser's Certificate of Incorporation will become the Certificate of Incorporation of the Surviving Corporation, and Purchaser's By-laws will be the By-laws of the Surviving Corporation.

  Options. The Merger Agreement provides that prior to the Effective Time, the Board of Directors of the Company (or, if appropriate, any committee thereof) will adopt appropriate resolutions and take all other actions necessary to provide that each outstanding Option granted under the Company's 1990 Nonqualified Stock Option Plan, dated June 1, 1990 (the "1990 Plan") and the Company's 1996 Long-Term Incentive Plan (the "1996 Plan," and together with the 1990 Plan, the "Company Stock Option Plans"), whether or not then vested or exercisable, will, at the Effective Time, be cancelled, and each holder thereof will be entitled to receive a payment in cash from the Company (subject to any applicable withholding taxes, the "Cash Payment"), upon cancellation, equal to the product of (x) the total number of Shares subject or related to such Option, whether or not then vested or exercisable, and (y) the excess, if any, of the Merger Consideration over the exercise price or purchase price, as the case may be, per Share subject or related to such Option, each such Cash Payment to be paid to each holder of an outstanding Option upon cancellation. Notwithstanding the foregoing, if requested by Purchaser, the Company Board (or, if appropriate, any committee thereof) will adopt appropriate resolutions providing for such cancellation and a cash payment equal to 101.8% of the Cash Payment to occur, in respect of any or all Options held by certain employees of the Company who have entered into employment agreements with the Company, on the 78th day after the date on which the Effective Time occurs. The executives that have executed the Amended Employment Agreements have agreed to receive the payments referred to in the preceding sentence. If Parent or Purchaser and an Option holder mutually agree, such Option holder may receive in lieu of

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such Cash Payment an option to acquire shares of common stock of Parent on terms providing such Option holder with value substantially equivalent to the value of such Cash Payment. In the Merger Agreement, the Company agreed that upon the exercise of any Option it will issue such Shares as such Option holder may be entitled to receive upon such exercise and will not exercise any rights it may have under the Company Stock Option Plans or otherwise to settle such Option with a cash payment without the written consent of Parent. Subject to the contractual rights of participants therein, the Company Stock Option Plans and any benefit plan (or other plan, program or arrangement) providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any subsidiary will terminate as of the Effective Time. The Company will take all steps necessary to ensure that none of the Company or any of its subsidiaries is or will be bound by any Options, other options, warrants, rights or agreements which would entitle any person, other than the current shareholders of Purchaser or its affiliates, to acquire any capital stock of the Surviving Corporation or any of its subsidiaries or, except as otherwise provided in this paragraph, to receive any payment in respect thereof and to cause such Options to be cancelled or cause the holders of the Options to agree to such cancellation thereof.

  Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to Parent and Purchaser with respect to, among other things, corporate organization, subsidiaries, capitalization, authority to enter into the Merger Agreement, the absence of certain changes, required consents, no conflicts between the Merger Agreement and applicable laws and certain agreements to which the Company or its assets may be subject, financial statements, filings with the Commission, disclosures in proxy statements and tender offer documents, litigation, insurance, labor and employment matters, employee benefit plans, tax matters, compliance with applicable laws, Year 2000 compliance, brokers' and finders' fees, environmental matters, material contracts, intellectual property, applicability of state takeover statutes, undisclosed liabilities, the vote required to approve the Merger Agreement and its receipt of the opinion of its financial adviser.

  In the Merger Agreement, each of Parent and Purchaser has made customary representations and warranties to the Company with respect to, among other things, corporate organization, authority to enter into the Merger Agreement, required consents, no conflicts between the Merger Agreement and applicable laws and certain agreements to which Parent or Purchaser or their assets may be subject, financing, disclosures in proxy statements and tender offer documents, brokers' and finders' fees, operations of Purchaser and ownership of Shares by Parent and its affiliates.

  Interim Operations. Pursuant to the Merger Agreement, the Company has agreed that, prior to the Effective Time, unless otherwise expressly contemplated by the Merger Agreement or consented to in writing by Parent, it will and will cause each of its subsidiaries to (i) operate its business in the usual and ordinary course substantially consistent with past practices; (ii) use its commercially reasonable efforts to preserve intact its business organization, maintain its rights and franchises, retain the services of its respective key employees and maintain its relationships with its respective customers and suppliers and others having business dealings with it to the end that its goodwill and ongoing business will be unimpaired at the Effective Time; and
(iii) use its commercially reasonable efforts to keep in full force and effect insurance and bonds comparable in amount and scope of coverage to that currently maintained.

  Except as set forth in the disclosure schedules to the Merger Agreement, the Company has agreed that, except as expressly contemplated by the Merger Agreement or otherwise consented to in writing by Parent, from the date of the Merger Agreement until the Effective Time, it will not do, and will not permit any of its subsidiaries to (a) (i) increase the compensation (or benefits) payable to or to become payable to any director or employee, except for increases in salary or wages of employees in the ordinary course of business and consistent with past practice; (ii) grant any severance or termination pay (other than pursuant to the normal severance policy or practice of the Company or its subsidiaries as disclosed in the disclosure schedules to the Merger Agreement) to, or enter into or amend in any material respect any employment or severance agreement with, any employee; (iii) establish, adopt, enter into or amend any collective bargaining agreement or benefit plan of the Company or

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any subsidiary; or (iv) take any action to accelerate any rights or benefits, or make any determinations not in the ordinary course of business consistent with past practice, under any collective bargaining agreement or benefit plan of the Company or any subsidiary; (b) declare, set aside or pay any dividend on, or make any other distribution in respect of (whether in cash, stock or property), outstanding shares of capital stock, except for (i) dividends by a wholly owned subsidiary of the Company to the Company or another wholly owned subsidiary of the Company and (ii) regular quarterly cash dividends by the Company consistent with past practices (including as to declaration, record and payment dates) in no event to exceed $0.14 per Share per fiscal quarter; provided that the Company may declare and pay the regular quarterly cash dividend of $0.14 per Share declared on December 20, 1998 and scheduled to be paid on January 15, 1999 to stockholders of record on January 4, 1999; (c) redeem, purchase or otherwise acquire, or offer or propose to redeem, purchase or otherwise acquire, any outstanding shares of capital stock of, or other equity interests in, or any securities that are convertible into or exchangeable for any shares of capital stock of, or other equity interests in, or any outstanding options, warrants or rights of any kind to acquire any shares of capital stock of, or other equity interests in, the Company or any of its subsidiaries (other than (i) any such acquisition by the Company or any of its wholly owned subsidiaries directly from any wholly owned subsidiary of the Company in exchange for capital contributions or loans to such subsidiary, or (ii) any purchase, forfeiture or retirement of Shares or the Options occurring pursuant to the terms (as in effect on the date of the Merger Agreement) of any existing benefit plan of the Company or any of its subsidiaries, in a manner otherwise consistent with the terms of the Merger Agreement; (d) effect any reorganization or recapitalization; or split, combine or reclassify any of the capital stock of, or other equity interests in, the Company or any of its subsidiaries or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of such capital stock or such equity interests; (e) offer, sell, issue or grant, or authorize or propose the offering, sale, issuance or grant of, any shares of capital stock of, or other equity interests in, any securities convertible into or exchangeable for (or accelerate any right to convert or exchange securities for) any shares of capital stock of, or other equity interest in, or any options, warrants or rights of any kind to acquire any shares of capital stock of, or other equity interests in, or any voting company debt or other voting securities of, the Company or any of its subsidiaries, or any "phantom" stock, "phantom" stock rights, stock appreciation rights or stock-based performance units, other than issuances of Shares upon the exercise of the Options outstanding at the date of the Merger Agreement in accordance with the terms thereof (as in effect on the date of the Merger Agreement); (f) acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the assets of, or in any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire any assets of any other person if the aggregate consideration is in excess of $500,000 for any individual transaction, and $5,000,000 for all such transactions (other than the purchase of assets from suppliers or vendors in the ordinary course of business); (g) sell, lease, exchange or otherwise dispose of, or grant any lien with respect to, any of the properties or assets of the Company or any of its subsidiaries that are, individually or in the aggregate, material to the business of the Company and its subsidiaries, except for (i) dispositions of excess or obsolete assets and sales of inventories in the ordinary course of business, and (ii) dispositions of properties or assets with a value not in excess of $500,000 for any individual transaction and $5,000,000 for all such transactions; (h) propose or adopt any amendments to its certificate of incorporation or bylaws or other organizational documents; (i) effect any change in any accounting methods, principles or practices in effect as of February 28, 1998 affecting the reported consolidated assets, liabilities or results of operations of the Company, except as may be required by a change in generally accepted accounting principles; (j) incur any indebtedness for borrowed money in excess of an aggregate of $5,000,000, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its subsidiaries, guarantee any such indebtedness or debt securities of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, or make any loans, advances (other than to employees of the Company and its subsidiaries in the ordinary course of business) or capital contributions to, or investments in, any other person, other than to or in the Company or any subsidiary of the Company; (k) enter into certain contracts described in the Merger Agreement;
(l) pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction, in the ordinary course of business or in accordance with their terms, of liabilities reflected or reserved against in the most recent consolidated financial statements (or the notes thereto) of the Company included in the Company's

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public filings with the Commission or incurred since the date of such financial statements in the ordinary course of business; (m) take certain other actions set forth in the Merger Agreement; (n) settle the terms of any material litigation affecting the Company or any of its subsidiaries; (o) make any material tax election (unless required by law or unless consistent with prior practice) or settle or compromise any material tax liability except, in each case, if Parent is given reasonable prior notice thereof; or (p) make or agree to make any new capital expenditures except for capital expenditures which are consistent with the capital expenditure budget previously provided to Parent and which do not individually exceed $500,000 and do not, in the aggregate, exceed $5,000,000.

  No Solicitation. In the Merger Agreement, the Company has agreed that from and after the date of the Merger Agreement until the Effective Time or the termination of the Merger Agreement, neither the Company or any of its subsidiaries, nor any of their respective officers, directors, employees, representatives, agents or affiliates will directly or indirectly initiate, solicit or encourage (including by way of furnishing non-public information or assistance), or take any other action to facilitate, any inquiries or the making or submission of any Acquisition Proposal (as hereinafter defined), or enter into or maintain or continue discussions or negotiate with any person or group in furtherance of such inquiries or to obtain or induce any person or group to make or submit an Acquisition Proposal or agree to or endorse any Acquisition Proposal or assist or participate in, facilitate or encourage, any effort or attempt by any other person or group to do or seek any of the foregoing or authorize or permit any of its officers, directors or employees or any of its subsidiaries or affiliates or any investment banker, financial advisor, attorney, accountant or other representative or agent retained by it or any of its subsidiaries to take any such action; provided, however, that nothing contained in the Merger Agreement will prohibit the Company Board from, prior to the earlier to occur of acceptance for payment of Shares pursuant to the Offer or adoption of the Merger Agreement by the requisite vote of the stockholders of the Company, furnishing information to or entering into discussions or negotiations with any person or entity that makes an unsolicited written, bona fide Acquisition Proposal that constitutes, or may reasonably be expected to lead to, any Superior Proposal (as hereinafter defined) if, and only to the extent that (i) the Company Board after consultation with independent legal counsel, reasonably determines in good faith that the failure to do so would be reasonably likely to result in a breach of the fiduciary duty of the Company Board under applicable law and
(ii) prior to taking such action the Company (x) delivers to Parent and Purchaser the notice required pursuant to the Merger Agreement stating that it is taking such action and (y) receives from such person or group an executed confidentiality agreement that contains customary confidentiality and standstill restrictions.

  Except as expressly permitted by the Merger Agreement, neither the Board of Directors of the Company nor any committee thereof will (i) withdraw, modify or fail to make, or propose to withdraw, modify or fail to make its approval or recommendation of the Offer or the Merger or of the Tender and Option Agreement and the other Transactions, (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal, (iii) take any action to render the provisions of any anti-takeover statute, rule or regulation (including Section 912 of the NYBCL) inapplicable to any person (other than Parent, Purchaser or their affiliates) or group or to any Acquisition Proposal or (iv) cause the Company or any of its subsidiaries to accept such Acquisition Proposal and/or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, an "Acquisition Agreement") related to any Acquisition Proposal; provided however, that prior to the earlier to occur of acceptance for payment of Shares pursuant to the Offer or adoption of the Merger Agreement by the requisite vote of the stockholders of the Company, the Board of Directors of the Company may terminate the Merger Agreement if, and only to the extent that
(A) such Acquisition Proposal is a Superior Proposal, (B) the Board of Directors of the Company, after consultation with independent legal counsel, reasonably determines in good faith that the failure to do so would be reasonably likely to result in a breach of the fiduciary duty of the Board of Directors of the Company under applicable law, (C) the Company will, prior to or simultaneously with the taking of such action, have paid or pay to Parent or Purchaser or their designee the Termination Fee and the Expenses, (D) the Company is not in breach of any provision of the Merger Agreement relating to the solicitation and negotiation of Acquisition Proposals, (E) the Company will have complied with its obligations relating to termination of the Merger Agreement in this situation and (F) concurrently with such termination, the Company enters into an Acquisition Agreement with respect to such Superior Proposal.

  In addition to the obligations of the Company set forth in the two preceding paragraphs above, the Company will promptly (and in any event, within 24 hours) advise Parent orally and in writing of any request for information or the submission or receipt of any Acquisition Proposal, the material terms and conditions of such Acquisition Proposal, and the identity of the person making any such Acquisition Proposal. The Company will keep Parent fully informed of the material developments with respect to any such Acquisition Proposal. The Company will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted prior to the Merger Agreement with respect to any of the foregoing.

  "Acquisition Proposal" means an inquiry, offer or proposal regarding any of the following (other than the Transactions contemplated by the Merger Agreement) involving the Company: (i) any merger, consolidation, share exchange, recapitalization, liquidation, dissolution, business combination or other similar transaction; (ii) any sale, lease, exchange, or other disposition of 20% or more of the assets of the Company and its subsidiaries, taken as a whole, or of any Material Business (as hereinafter defined) or of any subsidiary or subsidiaries responsible for a Material Business in a single transaction or series of related transactions; (iii) any tender offer (including a self tender offer) or exchange offer that, if consummated, would result in any person or group beneficially owning more than 20% of the outstanding shares of any class of equity securities of the Company; (iv) any acquisition of 20% or more of the outstanding shares of capital stock of the Company; or (v) any public announcement by the Company or any third party of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing. "Superior Proposal" means any proposal made by a third party to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or other similar transaction, all the Shares then outstanding or all or substantially all of the assets of the Company and its subsidiaries which the Board of Directors of the Company reasonably determines in good faith (after consultation with its independent financial adviser and after taking into account any changes to the terms of the Merger Agreement and the Offer that have been proposed by Parent in response to such proposal) to be more favorable to the Company and the Company's stockholders. "Material Business" means any business (or the assets needed to carry out such business) that contributed or represented 20% or more of the net sales, the net income or the assets (including equity securities) of the Company and its subsidiaries taken as a whole.

  The Merger Agreement provides that nothing contained therein will prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act (dealing with responses to a tender offer) or from making any disclosure to the Company's stockholders if the Board of Directors of the Company, after consultation with independent legal counsel, reasonably determines in good faith that the failure to take such action would be reasonably likely to result in a breach of the fiduciary duty of the Board of Directors under applicable law; provided that neither the Board of Directors of the Company nor any committee thereof withdraws or modifies, or proposes to withdraw or modify, the approval or recommendation of the Board of Directors of the Company of the Offer or the Merger or approves or recommends, or publicly proposes to approve or recommend, an Acquisition Proposal unless the Company and the Board of Directors of the Company have complied with all the provisions of the Merger Agreement relating to the solicitation and negotiation of Acquisition Proposals.

  Indemnification. In the Merger Agreement, Purchaser has agreed that all rights to indemnification for acts or omissions occurring prior to the Effective Time existing as of the date of the Merger Agreement in favor of the current or former directors or officers of the Company and its subsidiaries as provided in their respective certificates of incorporation or bylaws will survive the Merger and will continue in full force and effect in accordance with their terms for a period of six years from the Effective Time. Parent will cause to be maintained, if available, for a period of six years from the Effective Time the Company's current directors' and officers' insurance and indemnification policy (the "D&O Insurance") (provided that Parent may substitute therefor policies or financial guarantees with the same carriers or other obligors as insure Parent's directors and officers of at least the same coverage and amounts containing terms and conditions which are substantially similar to the existing D&O Insurance) to the extent that such insurance policies provide coverage for events occurring prior to the Effective Time for all persons who were directors and officers of the Company on December 20, 1998, so long as the annual premium to be paid by the Company after the date of the Merger Agreement for such D&O Insurance during such six-year period would not exceed 200% of the current annual premium therefor. If, during such six-year period, such insurance coverage cannot be obtained at all or can only be obtained for an amount in excess of 200% of the current annual premium therefor, Parent will use all reasonable efforts to cause to be obtained as much D&O Insurance as can be obtained for an amount equal to 200% of the current annual premium therefor, on terms and conditions substantially similar to the existing D&O Insurance.

  Employee Plans and Benefits and Agreements. In the Merger Agreement, the Surviving Corporation agreed, from and after the Effective Time, to honor in accordance with their terms all existing employment, severance, consulting or other compensation agreements or benefit contracts between the Company or any of its subsidiaries and any officer, director or employee of the Company or any of its subsidiaries, as the same may be modified by the Employment Agreements, and all benefits or other amounts earned or accrued through the Effective Time under the benefit plans disclosed in Company's disclosure schedules to the Merger Agreement.

  The Merger Agreement provides that for a period of not less than two years from the Effective Time, Parent will, or will cause the Surviving Corporation to, maintain employee benefit plans, programs and arrangements for former employees of the Company and its subsidiaries who remain employees of the Surviving Corporation after the Effective Time that are, in the aggregate, no less favorable than those provided by the Company and any of its subsidiaries immediately prior to the Effective Time. From and after the Effective Time, for purposes of determining eligibility and vesting (but not for purposes of benefit accrual) under any severance, compensation, welfare, pension, or other benefit plan or arrangement of Parent or any of its subsidiaries which, at the election of Parent, employees of the Company or any of its subsidiaries become eligible to participate in, service with the Company or any of its subsidiaries (whether before or after the Effective Time) will be credited as if such services had been rendered to Parent or such subsidiary; provided that Parent and Purchaser shall have no obligation to (i) employ any individual,
(ii) include any individual in any stock option or other equity based compensation or benefit plan or arrangement or (iii) include any such employees of the Company and its subsidiaries in any benefit plan of Parent or its subsidiaries.

  Reasonable Best Efforts. In the Merger Agreement, subject to the terms and conditions thereof, each of the parties has agreed to use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective as soon as reasonably practicable the transactions contemplated by the Merger Agreement and the Tender and Option Agreement (the "Transactions"). In the case that at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of the Merger Agreement, the proper officers and directors of each party to the Merger Agreement will take all such necessary action. Such reasonable best efforts include (i) the obtaining of all necessary consents, approvals or waivers from third parties and governmental authorities necessary to the consummation of the Transactions and (ii) opposing vigorously any litigation or administrative proceeding relating to the Merger Agreement or the Transactions, including promptly appealing any adverse court or agency order. Notwithstanding the foregoing or any other provisions contained in the Merger Agreement to the contrary, neither Parent or the Company nor any of their respective affiliates will be under any obligation of any kind to (i) litigate against any Federal, state or local government or any court, administrator or regulatory agency or commission or other governmental authority or agency, domestic or foreign (a "Governmental Entity"), including but not limited to any governmental or regulatory authority with jurisdiction over the enforcement of any applicable Federal, state, local and foreign antitrust, competition or other similar laws or (ii) otherwise agree with any Governmental Entity or any other party to sell or otherwise dispose of, agree to any material limitations on the ownership or control of, or hold separate (through the establishment of a trust or otherwise) a material portion of the assets or businesses of any of the Company, its subsidiaries, Parent or any of Parent's affiliates.

  Pursuant to the Merger Agreement, the Company and its Board of Directors will (i) take all action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to the Offer, the Merger, the Merger Agreement, the Tender and Option Agreement or any of the other Transactions and (ii) if

                                                                        ANNEX A

                                LEARONAL, INC.
                              272 BUFFALO AVENUE
                           FREEPORT, NEW YORK 11520

                               ----------------

                INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

                               ----------------

                                    GENERAL

  This Information Statement is being mailed on or about December 23, 1998 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the "Schedule 14D-9") of LeaRonal, Inc. (the "Company"). Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by Lightning Acquisition Corp. (the "Purchaser Designees") to the Company's Board of Directors (the "Board"). The Merger Agreement requires the Company, upon the acceptance for payment of and payment for any Shares by Purchaser or any of its affiliates pursuant to the Offer and upon request of Purchaser, to take certain action to cause the Purchaser Designees to be elected to the Company's Board. The Offer commenced on December 23, 1998 and is scheduled to expire at 12:00 midnight, New York City time, on January 22, 1999 unless extended upon the terms set forth in the Offer to Purchase. The information contained in this Information Statement concerning Parent and Purchaser has been furnished to the Company by Parent. The Company assumes no responsibility for the accuracy or completeness of such information.

  THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND RULE 14F-1 THEREUNDER. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

                       INFORMATION REGARDING THE SHARES

  The Shares constitute the only class of voting securities of the Company outstanding. Each Share has one vote. As of December 20, 1998, there were 12,544,682 Shares outstanding.

                           DESIGNATION OF DIRECTORS


  The Merger Agreement provides that, immediately upon the acceptance for payment of and payment for any Shares by Purchaser or any of its affiliates pursuant to the Offer, Purchaser shall be entitled to designate such number of directors, rounded up to the next whole number, on the Company's Board equal to the product of (i) the total number of directors on the Board (after giving effect to the election of such directors designated by Purchaser) and (ii) the percentage that the number of vote represented by Shares beneficially owned by Purchaser and its affiliates bears to the total number of votes represented by Shares then outstanding. The Company has agreed, upon the request of Parent, to use its best efforts promptly either to increase the size of the Board or to secure the resignations of such number of directors, or both, as is necessary to enable the Purchaser Designees to be elected to the Board and shall cause the Purchaser Designees to be so elected. The Company has also agreed, if requested by Parent, to cause persons designated by Parent to constitute at least the same percentage (rounded up to the next whole number) as is on the Board of (a) each committee (or similar body) of the Board, (b) each board of directors (or similar body) of each subsidiary of the Company and (c) each committee (or similar body) of each such board. From and after the time that the Purchaser Designees constitute a majority of the Board, any amendment or termination of the Merger Agreement by the Company, and any extension or waiver by the Company of the time for the performance of any of the obligations or other acts of

Parent or Purchaser or waiver of any of the Company's rights thereunder, may be effected only by the action of a majority of those directors of the Company then in office who were directors on the date of the Merger Agreement and who are not officers of the Company, Parent or any of their respective subsidiaries.

  It is expected that the Purchaser Designees will assume office promptly following the purchase by Purchaser of two-thirds of the outstanding Shares on a fully diluted basis pursuant to the terms of the Offer, which purchase cannot be earlier than January 22, 1999, and that, upon assuming office, the Purchaser Designees together with the continuing directors of the Company will thereafter constitute the entire Board.

                            THE PURCHASER DESIGNEES

  As of the date of this Information Statement, Parent has not determined who will be the Purchaser Designees. However, the Purchaser Designees will be selected from among the following persons. Unless otherwise indicated, each person identified below has been employed by Parent for the last five years, and each such person's business address is c/o Rohm and Haas Company, 100 Independence Mall West, Philadelphia, Pennsylvania 19106. All persons listed below are citizens of the United States.

  NAME AND CURRENT BUSINESS          AGE, PRESENT PRINCIPAL OCCUPATION OR
           ADDRESS                 EMPLOYMENT; FIVE-YEAR EMPLOYMENT HISTORY
William C. Andrews...........  Mr. Andrews, 52, vice president since 1997;
                               business director of monomers since 1998;
                               previously corporate controller from 1995 to 1998; assistant controller from 1992 to 1995 and director of finance and customer service for the European region from 1989 to 1994.

Bradley J. Bell..............  Mr. Bell, 46, vice president and chief financial officer since 1997; treasurer from 1997 to 1998; previously vice president and treasurer of Whirlpool Corporation from 1987 to 1997. Mr. Bell will become a senior vice president effective January 1, 1999.

Pierre Brondeau..............  Dr. Brondeau, 41, vice president since 1998;
                               president of Shipley Company since 1998;
                               previously vice president, chief operating officer of Shipley Company from 1997 to 1998; director of sales, marketing and research of Shipley Company from 1995 to 1996; research director of plastic additives from 1993 to 1995.

J. Michael Fitzpatrick.......  Dr. Fitzpatrick, 52, vice president since 1993;
                               chief technology officer from 1996 through 1998; previously director of research from 1993 to 1995 and general manager of Rohm and Haas
                               (UK) Limited and European regional business director for polymers and resins from 1990 to 1993. Dr. Fitzpatrick will join the Board of Directors and become president and chief operating officer effective January 1, 1999.

Rajiv L. Gupta...............  Mr. Gupta, 53, vice president and regional director of Asia-Pacific from 1993 through 1998; previously director of plastics additives from 1989 to 1993. Mr. Gupta will become a director of Rohm and Haas Company and vice chairman effective January 1, 1999.

Richard C. Shipley...........
                               Mr. Shipley, 53, vice president since 1996;
                               Chairman and CEO of Shipley Company since 1998; previously president of Shipley Company from 1985 to 1998.

Charles M. Tatum.............  Dr. Tatum, 51, vice president since 1990;
                               director of plastics additives from 1994 through 1998; previously director of research from 1989 to 1994. Dr. Tatum will become a senior vice president and the chief technology officer effective January 1, 1999.

Robert P. Vogel..............  Mr. Vogel, 54, vice president since 1994;
                               general counsel responsible for legal, tax and regulatory matters since 1994; previously associate general counsel, regulatory counsel and director of safety, health and environment and product integrity from 1991 to 1993.

J. Lawrence Wilson...........  Mr. Wilson, 62, director since 1977, chairman and chief executive officer since 1988;
                               director of Mead Corporation, The Vanguard
                               Group of Investment Companies and Cummings
                               Engine Company, Inc.

  Parent has advised the Company that no Purchaser Designee nor any associate thereof is a party adverse to the Company or any of its subsidiaries, or has a material interest adverse to the Company or any of its subsidiaries, in any material pending legal proceedings.

  Parent has advised the Company that to the best of Parent's knowledge (i) since March 1, 1995, no Purchaser Designee, nor any member of the immediate family thereof, nor Parent, has had or will have a direct or indirect material interest in any transaction, series of similar transactions or currently proposed transactions to which the Company or any of its subsidiaries is a party, in which the amount involved exceeds $60,000, except for the Merger Agreement and the transactions contemplated thereby and except for transactions between Parent and the Company in the ordinary course of business; (ii) since March 1, 1995, no Purchaser Designee, nor any member of the immediate family thereof, has been indebted to the Company or any of its subsidiaries in an amount in excess of $60,000; (iii) no relationship regarding the Purchaser Designees exists or has existed since March 1, 1995 that is required to be disclosed pursuant to Item 404(b) under Regulation S-K; and (iv) there is no information regarding the Purchaser Designees that is required to be disclosed pursuant to Item 402 under Regulation S-K.

                       CURRENT DIRECTORS OF THE COMPANY

  The names of the current directors of the Company, their ages, and certain other information about them are set forth below:

                                 AGE              BUSINESS EXPERIENCE
      NAME OF DIRECTOR

Barnet D. Ostrow.............     84     Mr. Ostrow has served as a director
                                         of the Company since 1953. He is
                                         presently Chairman of the Board of
                                         Directors and formerly served as
                                         President and Chief Executive Officer
                                         of the Company.

Fred I. Nobel................     80     Mr. Nobel has served as a director of
                                         the Company since 1953. He is
                                         presently Vice Chairman of the Board
                                         of Directors and formerly served as
                                         Executive Vice President and
                                         Secretary of the Company.

Ronald F. Ostrow.............     54     Mr. Ostrow has served as a director
                                         of the Company since 1975. He is
                                         presently President and Chief
                                         Executive Officer of the Company. Mr.
                                         Ronald F. Ostrow is the son of Mr.
                                         Barnet D. Ostrow.

Richard Kessler..............     59     Mr. Kessler has served as a director
                                         of the Company since 1987. He is
                                         presently Executive Vice President
                                         and Chief Operating Officer of the
                                         Company.

Sol Berg.....................     73     Mr. Berg has served as a director of
                                         the Company since 1972. Mr. Berg is a
                                         private investor.

Carl N. Graf.................     71     Mr. Graf has served as a director of
                                         the Company since 1992. He was the
                                         President and Chief Operating Officer
                                         of W.R. Grace & Co. from 1981 through
                                         January, 1987 and a member of the
                                         Board of Directors of Spire Corp.
                                         from 1987 through 1997.

Irwin Lieber.................     59     Mr. Lieber has served as a director
                                         of the Company since 1980. He was the
                                         founder and has been the Chief
                                         Investment Officer of GeoCapitalCorp.
                                         from October 1979 to the present.

Arthur N. Winston............     54     Mr. Winston has served as a director
                                         of the Company since 1980. He has
                                         served as an Investment Manager for
                                         Glickenhaus & Co. from April 1991 to
                                         the present, as Vice President,
                                         Goldman, Sachs & Co. from October
                                         1989 to April 1991, and as General
                                         Partner, Glickenhaus & Co. from
                                         October 1988 to April 1989. Mr.
                                         Winston has served on the Board of
                                         Directors of Hi-Shear Industries,
                                         Inc. from 1991 to the present.

Kenneth L. Stein.............     60     Mr. Stein has served as a director of
                                         the Company since 1987. Mr. Stein is
                                         a partner of Greenfield Stein &
                                         Senior, LLP, which serves as general
                                         counsel to the Company.

                       EXECUTIVE OFFICERS OF THE COMPANY

  The names, ages, principal occupations and positions for the past five years of each Executive Officer of the Company who is not also a Director of the Company are as follows:

  Donald Thomson, age 59, has served as Vice President-Technology of the Company during the past five years and has served as Secretary since 1995.

  David L. Rosenthal, age 48, has served as Vice President-Finance and Treasurer of the Company during the past five years.

  David Schram, age 45, has served as Vice President and Director of Marketing of the Company during the past five years.

  James Martin, age 49, has served as Vice President and Director, Research & Quality of the Company during the past five years.

  Carl Fiore, age 55, has served as Assistant Treasurer of the Company during the past five years.

  Michael Toben, age 40, has served as Assistant Vice President-Research of the Company since 1995. Prior to that time, Mr. Toben served as Research Manager of the Company.

                       SECURITY OWNERSHIP OF MANAGEMENT

  The following table sets forth information concerning the beneficial ownership of Shares held, as of December 20, 1998, by each current Director and Executive Officer and by all Directors and Executive Officers as a group. No Director or Executive Officer owns more than one percent of the outstanding Shares, except for Mr. Barnet D. Ostrow who owns beneficially approximately
6.6 percent of the Shares outstanding, Mr. Nobel who owns beneficially approximately 9.9 percent of the Shares outstanding, Mr. Ronald F. Ostrow who owns beneficially approximately 4.6 percent of the Shares outstanding, and Mr. Berg who owns beneficially approximately 6.0 percent of the Shares outstanding. Unless indicated otherwise, all Shares are held directly, with each person having sole voting and dispositive power with respect to the Shares owned beneficially by such person.

                                                  AMOUNT AND NATURE
                                                    OF BENEFICIAL     PERCENT
            NAME OF BENEFICIAL OWNER                OWNERSHIP(1)    OF CLASS(2)
            ------------------------              ----------------- -----------
Barnet D. Ostrow.................................       827,282(3)      6.6%
Fred I. Nobel....................................     1,237,639(4)      9.9%
Ronald F. Ostrow.................................       578,111(5)      4.6%
Richard Kessler..................................       105,340(6)        *
Donald Thomson...................................        66,987           *
David L. Rosenthal...............................        38,561           *
David Schram.....................................        24,929           *
James Martin.....................................        21,817           *
Carl Fiore.......................................        14,187           *
Michael Toben....................................        13,739           *
Sol Berg.........................................       754,519         6.0%
Carl N. Graf.....................................         2,625           *
Irwin Lieber.....................................         4,335           *
Arthur L. Winston................................        14,519(7)        *
Kenneth L. Stein.................................         2,437(8)        *
All Directors and Executive Officers as a group
 (15 persons)....................................     3,707,027        29.6%

--------
* Less than 1%.
(1) Includes the following Shares subject to options exercisable within 60 days of December 20, 1998: Ronald F. Ostrow: 21.940; Mr. Kessler: 28,625; Mr. Thomson: 13,045; Mr. Rosenthal: 19,190; Mr. Schram: 12,875; Mr. Martin:
  13,750; Mr. Fiore: 11,000; Mr. Toben: 11,800; Mr. Graf: 1,875; Mr. Lieber:
  3,750; and Mr. Winston: 3,750.
(2) Based on 12,544,682 Shares outstanding.
(3) Includes 391,354 Shares held in trust for the benefit of Barnet D. Ostrow's wife and 15,000 Shares beneficially owned by Barnet D. Ostrow and his wife as partners of Ostrow Properties Limited Partnerships #1 and #2.
(4) Includes 5,917 Shares beneficially owned by Mr. Nobel and his wife as partners of Nobel Limited Partnership; does not include 14,062 Shares owned by Mr. Nobel's wife, as to which Shares Mr. Nobel disclaims beneficial ownership.
(5) Includes (a) 263,317 Shares held in trust for the benefit of Ronald F. Ostrow, as to which Kenneth L. Stein and Ronald F. Ostrow are trustees and share voting and investment power (as to which Mr. Stein has no beneficial interest), (b) 50,000 Shares held in trust for the benefit of Ronald F. Ostrow and (c) 242,500 Shares beneficially owned by Ronald F. Ostrow as a limited partner of Ostrow Properties Limited Partnership #1. Does not include an aggregate of 147,727 Shares owned by Ronald F. Ostrow's children; Ronald F. Ostrow disclaims beneficial ownership of such Shares.
(6) Does not include an aggregate of 5,678 Shares owned by Mr. Kessler's children; Mr. Kessler disclaims beneficial ownership of such Shares.
(7) Includes an aggregate of 3,901 Shares held for Mr. Winston's children; Mr. Winston is custodian of such Shares.
(8) Includes (a) 1,500 Shares held by Vanguard Discount Brokerage Services for Mr. Stein's benefit under his firm's retirement plan and (b) 937 Shares owned by Mr. Stein's wife; Mr. Stein disclaims beneficial ownership of the Shares owned by his wife.

                            PRINCIPAL STOCKHOLDERS

  As of September 30, 1998, based upon filings made with the Commission or information provided to the Company, the only persons known by the Company to be the beneficial owner of more than five percent of the outstanding Shares were Mr. Barnet D. Ostrow, Mr. Fred I. Nobel and Mr. Sol Berg, as described above under "Security Ownership of Management." In addition, Parent and Purchaser may be deemed to own beneficially the Shares covered by the Tender and Option Agreement, which represent approximately 29% of the outstanding Shares.

               MEETINGS OF THE BOARD OF DIRECTORS AND ATTENDANCE

  During the fiscal year ended February 28, 1998, the Board of Directors held five meetings. Each director attended at least 75 percent of these meetings, as well as the meetings of the Committees of which he was a member.

              DIRECTORS' COMPENSATION AND CONSULTING ARRANGEMENTS

  Non-employee directors, except Mr. Stein, received annual fees of $11,000 each, paid in equal quarterly installments, plus $2,750 each for attendance at a special meeting of the Board of Directors held in February, 1998. Directors receive no additional compensation for participation on committees of the Board. Mr. Stein is a partner of Greenfield Stein & Senior, LLP, which serves as general counsel to the Company. Directors who are employees of the Company receive no fees for attending Board or committee meetings. Messrs. Barnet D. Ostrow and Fred I. Nobel have consulting agreements with the Company pursuant to which they earned fees of $135,000 and $130,000 respectively, in the Company's last fiscal year. Additionally, they are provided with medical insurance. The current term of each agreement ends February 28, 1999 and may be renewed for successive additional periods of one year each. Non-employee directors are eligible to participate in the 1990 Nonqualified Stock Option Plan. During the Company's last fiscal year, no options were granted to non-employee directors.

                     COMMITTEES OF THE BOARD OF DIRECTORS

  The Audit Committee consists of Messrs. Lieber and Winston. The Committee meets annually to review the auditor's reports to the Board of Directors, financial statements and internal accounting controls. It also monitors the independence and fees of the independent auditors and recommends further appointments thereof. The Executive Compensation Committee consists of Messrs. Berg, Lieber and Graf. The Committee recommends compensation for officers of the Company and administers the 1996 Long-Term Incentive Plan. The Stock Option Committee is composed of Messrs. Lieber and Winston, who are independent non-employee directors, and Ronald F. Ostrow, the Company's chief executive officer. The Company does not have a standing nominating committee. However, Messrs. Berg, Nobel and Barnet D. Ostrow recommend new directors and changes in the composition of the Board of Directors.

                REPORT OF THE EXECUTIVE COMPENSATION COMMITTEE

  The Company's Board of Directors approves all compensation of the Company's officers, including the chief executive officer, based on the recommendations of the Compensation Committee, except that all grants of stock options under the Company's stock incentive plan are approved solely by the Stock Option Committee. The Compensation Committee is composed exclusively of independent, non-employee directors who are not eligible to participate in any executive compensation program, except the 1990 Nonqualified Stock Option Plan previously approved by the stockholders of the Company. The Company's compensation program is intended to enable the Company to compete effectively with other firms in attracting, retaining and motivating executives of the caliber needed for the future success of the Company's business. This program contains three components: (i) contractually based compensation; (ii) annual incentive compensation; and (iii) longer-term incentives in the form of nonqualified stock options and contributions to the 401(k) Employees Savings Plan. The annual incentive compensation and nonqualified stock options are primarily dependent on the Company's earnings and profitability as well as the returns realized by the Company's stockholders.

  A. Base Compensation

  An officer's base compensation is contractually determined, subject to increases based on a number of factors including, but not limited to: (i) an assessment of performance over time; (ii) competence; and (iii) potential. Adjustments to each officer's base compensation are made annually in connection with annual performance reviews.

  B. Annual Incentive Compensation--Bonus

  The Company's annual incentive compensation program provides for the payment of bonuses to the officers and certain other employees on an individual basis. Such awards are based upon the Company's overall earnings growth, a comparison of the Company's earnings in the last fiscal year with those of the immediately preceding fiscal year, as well as individual performance. The intent is to motivate and reward performance. A specified bonus for each officer is first approved by the Compensation Committee and then submitted for approval to the Board of Directors. In contrast, the total available bonus pool for other employees is approved by the Compensation Committee and the Board of Directors and distributed at the discretion of the Company's President in consultation with the other officers.

  C. Longer-Term Incentives--Nonqualified Stock Options/401K Plan

  These incentives are designed to coordinate the longer-term interests of the Company and its stockholders with those of the Company's key employees, officers and directors. The Stock Option Committee meets periodically to consider the granting of nonqualified stock options to key employees, officers and directors pursuant to the 1990 Nonqualified Stock Option Plan and the 1996 Long-Term Incentive Plan. The plan is intended to provide such individuals with additional incentive to advance the interests of the Company as stock options only produce value to such individuals if the price of the Company's common stock appreciates.

  D. Chief Executive Officer Compensation

  Mr. Ronald F. Ostrow's compensation results from his participation in the same compensation program as the other executives of the Company. The bonus paid to Mr. Ostrow for the fiscal year ended February 28, 1998 was greater than the amount paid for the prior fiscal year, reflecting the improved performance of the Company in that year.

                                          Executive Compensation Committee
                                          Sol Berg
                                          Irwin Lieber
                                          Carl Graf

                          SUMMARY COMPENSATION TABLE

  The following table sets forth information concerning the compensation of the Company's Chief Executive Officer and the other five highest paid officers, as well as the total compensation paid to each for the Company's most recent three fiscal years:

                                LEARONAL, INC.
                          SUMMARY COMPENSATION TABLE

                              ANNUAL COMPENSATION AWARDS     LONG-TERM COMPENSATION
                          ---------------------------------- -----------------------
                                                OTHER ANNUAL             ALL OTHER
NAME AND PRINCIPAL        YEAR  SALARY   BONUS  COMPENSATION  OPTIONS   COMPENSATION
POSITION                  ENDED   ($)     ($)     ($) (6)        (#)      ($) (7)
------------------        ----- ------- ------- ------------ ---------- ------------
Ronald F. Ostrow          2/98  444,015 134,000  193,209(1)                    0
President and Chief       2/97  429,000 103,000   84,517(1)  225,000(8)        0
Executive Officer         2/96  385,000 100,000  142,446(1)                    0
Richard Kessler           2/98  301,703  94,000  151,297(2)                3,200
Executive Vice            2/97  291,500  72,000  141,294(2)  150,000(8)    4,831
President and Chief       2/96  264,000  70,000   57,461(2)                5,022
Operating Officer
Donald Thomson            2/98  193,545  62,300   79,393(3)                3,200
Vice President-           2/97  187,000  47,925   40,083(3)   75,000(8)    4,831
Technology and Secretary  2/96  170,000  47,500   34,134(3)                5,022
David L. Rosenthal        2/98  227,700  68,000   85,452(4)                3,200
Vice President-           2/97  220,000  52,000   21,018(4)  112,500(8)    4,831
Finance and Treasurer     2/96  198,000  50,000   25,516(4)                5,022
James Martin              2/98  179,314  30,000   34,725(5)                3,200
Vice President            2/97  165,330  21,000               52,500(8)    4,831
                          2/96  145,200  20,000                            5,022
David Schram              2/98  190,699  31,000   34,725(5)                4,831
Vice President            2/97  176,550  23,500                            5,022
                          2/96  154,000  22,500

--------

(1) Includes $164,581, $65,625 and $121,250, for 1998, 1997 and 1996,
    respectively, representing the difference between the price paid on exercise of common stock options and the market price on the date of exercise.
(2) Includes $128,218, $119,789 and $44,438, for 1998, 1997 and 1996,
    respectively, representing the difference between the price paid on exercise of common stock options and the market price on the date of exercise.
(3) Includes $71,930, $32,654 and $27,188, for 1998, 1997 and 1996,
    respectively, representing the difference between the price paid on exercise of common stock options and the market price on the date of exercise.
(4) Includes $79,512, $13,500 and $20,438, for 1998, 1997 and 1996,
    respectively, representing the difference between the price paid on exercise of common stock options and the market price on the date of exercise.
(5) Includes $30,312 for 1998 representing the difference between the price paid on exercise of common stock options and the market price on the date of exercise.
(6) The only Other Annual Compensation for each of the named officers was in the form of perquisites and was less than the level required for reporting purposes.
(7) Consists of contributions by the Company to a 401(k) Employees Savings Plan equal to 50% of the first 4% of the employee's contribution and a pro rated share of any discretionary contributions made by the Company.
(8) Adjusted to reflect 3 for 2 stock split effective August 19, 1997.

                     OPTION GRANTS DURING LAST FISCAL YEAR

  No stock options were granted during the Company's last fiscal year to the Company's Chief Executive Officer or to the other five highest paid officers.

                AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

  The following table sets forth information concerning stock options exercised in the fiscal year ended February 28, 1998, including the "value realized" upon exercise (the difference between the exercise price of the shares acquired and the market value at the date of exercise), and the value of the unexercised "in-the-money" options held at February 28, 1998 (the difference between the exercise price of all such options held and the market value of the shares covered by such options at February 28, 1998).

                         AGGREGATE OPTION EXERCISES IN
                         LAST FISCAL YEAR-END OPTIONS

                          SHARES               SHARES UNDERLYING       VALUE OF UNEXERCISED
                         ACQUIRED          UNEXERCISED OPTIONS HELD  IN-THE-MONEY OPTIONS HELD
                            ON     VALUE       AT FEB. 28, 1998          AT FEB. 28, 1998
                         EXERCISE REALIZED ------------------------- -------------------------
                           (#)      ($)    EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
          NAME           -------- -------- ----------- ------------- ----------- -------------
Ronald F. Ostrow(1).....  14,250  164,581    18,984       262,079     $365,266    $3,375,339
Richard Kessler(2)......   9,150  128,218    21,890       188,757      439,336     2,516,407
Donald Thomson..........   3,982   71,930     6,795        93,051      127,577     1,227,328
David L. Rosenthal(3)...   5,100   79,512    15,190       149,210      299,770     2,045,901
James Martin............   1,500   30,312     5,955        68,858      115,234       938,219
David Schram(4).........   1,350   16,587     6,330        69,608      123,515       954,781

--------
(1) On April 14, 1998, Mr. Ostrow exercised stock options on 6,110 shares at $9.25 per share and 935 shares at $11.417 per share which resulted in gains of $121,054 and $16,499, respectively, representing the difference between the prices paid for such common stock and the market price on the date of exercise.
(2) On May 26, 1998, Mr. Kessler exercised stock options on 1,865 shares at $7.083 per share and on 1,400 shares at $9.25 per share which resulted in gains of $39,476 and $26,600, respectively, representing the difference between the prices paid for such common stock and the market price on the date of exercise.
(3) On March 13, 1998, Mr. Rosenthal exercised options on 1,465 shares at $7.083 per share and on 1,535 shares at $9.25 per share which resulted in gains of $29,911 and $28,014, respectively, representing the difference between the price paid for such common stock and the market price on the date of exercise.
(4) On May 6, 1998, Mr. Schram exercised options on 705 shares at $7.083 per share which resulted in a gain of $15,187, representing the difference between the price paid for such common stock and the market price on the date of exercise.

                             PENSION ARRANGEMENTS

  On May 11, 1990, the Board of Directors of the Company ratified the adoption of a 401(k) Employees Savings Plan (the "401(k) Plan"). The 401(k) Plan is a Company-sponsored savings plan. The purpose of the 401(k) Plan is to enable employees of the Company to accumulate savings on a tax-deferred basis. All employees of the Company are eligible to participate in the 401(k) Plan, provided they are 21 years of age and have completed one (1) year of service. Under the 401(k) Plan, eligible employees may contribute from 1% to 15% of their gross taxable income and the Company presently makes a matching contribution equal to 50% of the first 4% of the employees' contribution.

                             EMPLOYMENT AGREEMENTS

  On December 20, 1998, the Board of Directors of the Company approved amended and restated employment agreements (each, an "Amended Employment Agreement" and together, the "Amended Employment Agreements") between the Company and each of Mr. Ostrow and each of the other executives listed in the Summary Compensation Table (together, the "Executives").

  The Amended Employment Agreements provide that each of the Executives shall be employed by the Company for a period ending on the third anniversary of the Effective Time (as defined in the Merger Agreement). These agreements will continue in effect each Executive's current level of base salary, provide the